Hisham A. Kader
Chief Financial Officer

TEL +1-212-492-1183
FAX +1-212-492-8922
hkader@wpcarey.com

June 7, 2016

VIA EDGAR AND BY FEDERAL EXPRESS

Mr. Robert F. Telewicz, Jr.
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Office of Real Estate and Commodities
100 F Street, N.E.
Washington, D.C 20549-0405

Re:    W. P. Carey Inc.
Form 10-K for the fiscal year ended December 31, 2015
Filed February 26, 2016
File No. 001-13779

Dear Mr. Telewicz:

Set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) contained in a letter dated May 24, 2016 with respect to the Form 10-K for the fiscal year ended December 31, 2015 filed by W. P. Carey Inc. (the “Company”). Please note that, for the Staff’s convenience, the Company has recited each of the Staff’s comments in bold and provided the Company’s response to each comment immediately thereafter.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”).

Property Level Contribution, page 49

1.
Please tell us whether your measures of Property Level Contribution and Segment Net Operating Income meet the definition of non-GAAP measures in accordance with Item 10(e) of Regulation S-K and provide us with the basis for your conclusions. To the extent you determine that these measures are non-GAAP measures, please explain to us how you have met all of the disclosure requirements of Item 10(e) of Regulation S-K.

Mr. Robert F. Telewicz, Jr.
United States Securities and Exchange Commission
June 7, 2016

The Company respectfully advises the Staff that it considers its computation of Property Level Contribution to be excluded from the definition of non-GAAP financial measures under Item 10(e)(4)(ii)(A) of Regulation S-K because it is a statistical measure derived exclusively from financial measures calculated in accordance with U.S. general accepted accounting principles (“GAAP”). The components of Property Level Contribution are identified in the table as Lease revenues, Property expenses, and Depreciation and amortization of the Company’s Real Estate Ownership business segment, which are computed in accordance with GAAP, with no adjustments to include or exclude any amounts. The presentation of Property Level Contribution is provided to assist the reader of the financial statements with a tabular presentation of the explanations included in the Results of Operations in the Company’s MD&A.
Similarly, the Company does not consider its computation of Segment Net Operating Income to be a non-GAAP financial measure because it is a measure of profitability presented in conformity with Accounting Standards Codification 280, Segment Reporting. This is consistent with Question 104.01 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures (updated on May 16, 2016), where the Staff confirmed that segment information that is presented in conformity with Accounting Standards Codification 280, Segment Reporting is not considered to be a non-GAAP financial measure under Regulation G and Item 10(e) of Regulation S-K. To further clarify this presentation in future filings, the Company will present the subtotal and caption of Segment Net Operating Income in its footnote to the financial statements on Segment Reporting so that it will then be directly reconciled to the Segment Net Operating Income provided in the Property Level Contribution table under Results of Operations in the Company’s MD&A.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows

Supplemental Non-Cash Investing and Financing Activities, page 83

1.	Please tell us, and disclose in future filings, the qualitative factors that make up the goodwill acquired in the CPA 16 transaction. Reference is made to ASC Topic 805‑30‑50-1.

The Company respectfully advises the Staff that the qualitative factors that make up the goodwill acquired in the Corporate Property Associates 16 – Global Incorporated (“CPA®:16 – Global”) transaction were disclosed on page 97 of the Company’s Form 10-K for the fiscal year ended December 31, 2014, as follows:

The $346.6 million of goodwill recorded in connection with the CPA®:16 Merger was primarily attributable to the premium we agreed to pay for CPA®:16 – Global’s common stock at the time we entered into the merger agreement in July 2013. Management believes the premium is supported by several factors of the combined entity, including the fact that (i) it is among the largest publicly-traded commercial net-lease REITs with greater operating and financial flexibility and better access to capital markets and with a lower cost of capital than CPA®:16 – Global had on a stand-alone

Mr. Robert F. Telewicz, Jr.
United States Securities and Exchange Commission
June 7, 2016

basis; (ii) the CPA®:16 Merger eliminated costs associated with the advisory structure that CPA®:16 – Global had previously; and (iii) the combined portfolio has greater tenant and geographic diversification and an improved overall weighted-average debt maturity and interest rate. The aforementioned amount of goodwill attributable to the premium was partially offset by an increase in the fair value of the net assets through the date of the CPA®:16 Merger.

In preparing its Form 10-K for the fiscal year ended December 31, 2015, the Company streamlined certain disclosures and did not include the aforementioned qualitative factors, however, in light of the Staff’s comment, the Company will disclose the qualitative factors that make up the goodwill acquired in the CPA®:16 – Global transaction in all future filings where goodwill related to this transaction is required to be discussed.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Hisham A. Kader
Hisham A. Kader
Chief Financial Officer

cc:	Paul Marcotrigiano, Esq. W. P. Carey Inc.